FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

15 May 2007

TELECOM CORPORATION OF NEW ZEALAND LIMITED

(Translation of registrant’s name into English)

Telecom House, North Tower, 68-86 Jervois Quay, Wellington,

New Zealand

(Address of principal executive offices)

The registrant will file annual reports on Form 20-F

(File No.1-10798)

CONTENTS

This report on Form 6-K contains the following:

1.1	Telecom says only a fresh approach will bridge future “broadband investment gap”
1.2	Submission
1.3	Wholesale Product Roadmap

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

TELECOM CORPORATION OF NEW ZEALAND LIMITED

By:	/s/ Linda Marie Cox
Linda Marie Cox Company Secretary

Dated: 15 May 2007

Exhibit 1.1

27 April 2007

MEDIA RELEASE

Telecom says only a fresh approach will bridge future “broadband investment gap”

Telecom says New Zealand faces a massive $1 billion broadband investment shortfall if the right policy settings aren’t put in place. This gap will only widen if the investment doesn’t occur soon.

Telecom today submitted its proposed structural separation package to the Government.

Chairman Wayne Boyd said Telecom’s proposal is simpler, more sustainable and more pragmatic than the MED proposal.

“The MED proposal is fundamentally unworkable and ignores the fact that significant new investment is required in order to meet stated policy objectives.” he said.

The Government’s Digital Strategy Objectives aim to have 90% of New Zealanders receiving 5Mbps broadband by 2010. To make this happen will require investment of at least $1.5 billion. But Mr Boyd said under the MED’s proposed regime, Telecom could only invest one third of that.

“In real terms it will mean 50% of New Zealanders will get fast broadband access, but not the 90% the Government wants.”

“The MED proposal would tie up Telecom and the industry with excessive regulatory complexity and cost.”

“This is about return on investment. Investment requires certainty and confidence and no company can invest if the returns are too low and the risks too high.”

Telecom says only a fresh approach to regulation will bridge the investment gap.

The company’s submission puts forward a very different approach.

It includes:

•	breaking out Telecom’s fixed line bottleneck network into an independently run separate company

•	a simpler form of operational separation for the remainder of Telecom’s business, resulting in faster delivery of regulated wholesale broadband services

•	tighter coordination of future regulatory priorities and activities

Mr Boyd said the three elements needed to be read as a complete package.

“New Zealand has some hard choices to make around investment and affordability. We’re asking the Government to take another look at this. If it sticks with the MED proposal, the Government will be regulating for the perceived sins of the past without creating the policy settings to encourage the investment that everyone agrees is urgently needed.”

Mr Boyd said in the United Kingdom, where the so-called BT model of regulatory reform has been in place for nearly two years, the same warning bells are ringing. An independent British report released last week said there seems to be little prospect for the widespread deployment of next generation broadband access networks because large scale investment couldn’t be justified.

Under Telecom’s proposal the independent network company (Netco) would negotiate a regulatory contract with the Government that would identify upfront the services to be provided, the prices that can be charged and the investments to be made. Netco will also treat all customers equally, including Telecom.

“This proposal is pro investment and pro competition. It’s a pragmatic response to the commercial realities facing the industry.”

ENDS

For further information, please call:

Phil Love

Head of External Media

Telecom

027 244 8496

Exhibit 1.2

Submission of Telecom New Zealand Limited

in response to

MED Consultation Document

Development of Requirements for the Operational

Separation of Telecom (April 2007)

27 April 2007

1. EXECUTIVE SUMMARY

A New Proposal

1	Telecom is proposing structural separation and faster delivery of new regulated services alongside a fresh approach to regulation.

2	The fresh approach will be characterised by better coordination of regulatory and industry activity, and investment commitments geared towards meeting the Government’s Digital Strategy Objectives can be met.

3	The company acknowledges that this is late in the day to be introducing such a fundamentally new proposal. However in the course of working through the details with officials it has become clear that the very rigid and complex operational separation being proposed for Telecom is practically unworkable, and will not meet the majority of the Government’s objectives to improve competition and investment in the telecommunications sector.

4	These objectives, which Telecom supports, require Telecom and other industry participants to invest heavily and speedily. However the ongoing cost and complexity of the proposed operational separation coupled with the likelihood of further regulation provides no incentive for Telecom (or the industry) to build significant new fixed access network capability.

5	The Government’s Digital Strategy Objectives require around $1.5b of investment by Telecom and other industry players in local access network, regional backhaul and other supporting investment between now and 2010. On proposed regulatory settings, Telecom can make only approximately one third of this investment. That leaves a $1b investment gap. This gap will only widen if the investment does not occur soon. In real terms it means that instead of 90% of lines being capable of delivering 5mpbs by 2010 (the Digital Strategy Objective), only 50% of lines will be capable of delivering 5mbps by 2010.

6	Fundamentally this is about return on investment. Under the current and proposed regulatory regime the returns are too low and the risks are too high.

7	Investment problems are industry-wide. The policy announcements made in May 2006 anticipated Telecom’s competitors would make a substantial amount of investment. However the proposed regulation steers competitors more towards maximising usage of Telecom’s existing network in larger metropolitan areas. Low prices and higher risk make investing in differentiated services unattractive to competitors.

8	The challenge of getting the settings right to make investment in infrastructure worthwhile is not unique to New Zealand. Most countries around the world are pursuing the opportunities created by next generation broadband technology and are grappling with the investment required to provide it. The central issue internationally is that high costs, unproven business models, regulatory uncertainty and intense competition for revenues make it difficult for market participants to justify the large scale investments involved.

9	New Zealand is no different. We can all see the opportunities the Government’s Digital Strategy is pursuing, and yet no-one can see how to justify the investment. New Zealand has a specific set of challenges. There are fewer consumers available to pay for the investment, and relatively low per capita incomes. Investing in more densely populated cities like Auckland, Wellington and Christchurch is viable, but not in less densely populated centres.

10	This is the context in which we must bring together:

10.1	the Government’s Digital Strategy;

10.2	the non-discrimination and transparency objectives of the Operational Separation regulation;

10.3	the disciplines Telecom and other industry participants face as commercial entities; and

10.4	the willingness and ability of New Zealanders to pay for next generation broadband services.

11	We need to consider the whole picture. Any company investing in infrastructure has to be able to convince its shareholders a good business case exists for the investment. The proposed regulatory settings do not create an environment conducive to investments of the scale required. To justify the $1b investment gap necessary to meet the Government’s Digital Strategy Objectives, there needs to be a fresh approach to regulation that gives certainty of reasonable prices.

12	Even then, there is a possibility the private sector will, on the basis of sound commercial reasoning, invest less than the full $1b. It may be, for instance, that the New Zealand consumer is unwilling or unable to pay the prices necessary to cover the costs of that investment. If this is the case the Government and the industry will need to consider a wider range of options, including revisiting the national objectives, introduction of subsidies, or exclusive licences for a period. Other countries are dealing with these issues directly. In some cases, governments and regulators have chosen to incentivise these investments because they believe they will be critical to their national competitiveness.[1]

Good regulatory outcomes are part of the solution

13	Regulation is one of the principal issues that must be addressed in order to meet these challenges.

14	To facilitate the deployment of next generation broadband and achievement of the Government’s Digital Strategy Objectives, regulation must be unambiguous and focussed on:

14.1	creating the incentives for industry participants to invest. Investment requires confidence, and regulation must allow a return that is high enough and certain enough. For this to occur, those designing and implementing the regulation must understand the commercial challenges and the increasing level of technological uncertainty facing the industry;

14.2	creating a level playing field to maximise the number of potential investors. This means equal treatment, and transparency, for all competitors who want access to enduring bottleneck assets; and

14.3	prioritising the outcomes that will do the most to promote competition and investment. This requires co-ordination of regulatory initiatives, and accepting that Telecom cannot do everything at once. At the moment, Telecom’s competitors and wholesale customers are calling for faster delivery of the new regulated wholesale broadband products such as Naked DSL. As discussed below, Telecom is confirming this is a priority.

Telecom’s proposal

15	What is envisaged is a fresh approach to regulation. The package only works as a whole, and it is only on this basis that Telecom puts forward this proposal.

16	Telecom’s proposal comprises three main parts:

[1]

Pipe Dreams? Prospects for Next Generation Deployment in the UK (Broadband Stakeholder Group). The Broadband Stakeholder Group is an industry-government forum chaired by Kip Meek, a former Ofcom board member and former chair of the European Regulators’ Group.

16.1	a structural separation of the existing fixed line local access bottleneck network into a Netco reinforced by a new regulatory contract between the Netco and the Government;

16.2	a simpler form of operational separation for the remainder of Telecom’s businesses; and

16.3	tighter co-ordination of future regulatory priorities and activity.

17	If Telecom’s package is implemented, Telecom can prioritise the claims on its technical resources to facilitate faster delivery of regulated wholesale broadband services.

Clear separation of a sustainable Netco

18	Telecom is proposing a more sustainable form of separation that creates permanent structural safeguards for the industry. This will greatly reduce the need for ongoing intervention and micro-regulation in the future.

19	As the first step towards a more sustainable form of separation, Telecom is proposing to create a structurally separated Netco that owns the fixed line local access bottleneck assets.

20	A structurally separate Netco will treat all competitors equally, including Telecom’s wholesale business. Netco will be a sustainable business, set up with all the current fixed line local access bottlenecks and have the mandate and capability to invest under a FTTN model in the future. Netco is further described in section 4.

21	Telecom is proposing a regulatory contract between Netco and the Government that will identify upfront the services to be provided, the prices that can be charged and the investments to be made. This will give Netco better certainty over cash flows, and the Government better certainty of outcomes.

22	Once the plan to deliver next generation broadband infrastructure is known, and Telecom’s package is accepted, Netco and Telecom can commit to invest to meet those targets. The precise investment commitments will depend on how the Government, Netco, Telecom and the industry resolve the challenges facing the Government’s Digital Strategy, discussed above.

23	Telecom will set up Netco with the assets, people and products to meet the agreed targets. Telecom will also commit to making investments in wholesale equipment alongside the fibre and cabinet investment by Netco.

24	This is what Telecom can commit to, but it is only half the solution. The other half of the solution is regulatory. To be successful Netco and Telecom Wholesale will also require regulation that ensures they receive an adequate rate of return in order that they can continue to invest to meet customer demand. The regulatory framework must give this certainty, and allow Netco to compete against network based competitors. The regulation will also have to address the possibility that the Government’s Digital Strategy Objectives might imply network investment that is uneconomic in current market arrangements.

25	Fundamentally, the new regulatory framework will need to address the current regulatory bias to lower returns, and a propensity to change what is regulated after investments are made.

26	In providing investors increased certainty of return on new investments there are some choices to be made about whether LLU is offered at a national average price (which implies a cross-subsidy to higher cost rural areas), or at geographic prices reflecting cost differences (which implies a widening digital divide). Either option has implications for investment incentives. These issues need to be clarified before large scale investment can occur.

A more simple and workable operational separation of Telecom

27	The remainder of Telecom will face operational separation rules that are more targeted and less complex. Arms-length requirements will attach to specified regulated services, as is contemplated by the legislation, not entire business units. Oversight will be by way of regulatory reporting and auditing requirements. Operational separation is detailed in section 5.

Co-ordination of future regulatory priorities and activity

28	The new regulatory framework must include a shift to coordinated regulation. Currently MED is focussed on Operational Separation, and the Commerce Commission on pricing and delivery of regulated services. The TSO review is to be separately carried out. However all these issues are linked, and if we continue to view each in isolation the industry will not deliver on the Government’s Digital Strategy Objectives.

29	Consistent with the establishment of a structurally separated Netco, a road map for removing the regulation requiring resale of Telecom’s retail services, and then wholesale services, needs to be in place. This will need to allow a transition period during which competitors invest in their own infrastructure. The timetable should be both reasonable and impose sufficient pressure on wholesale customers to deliver the industry investment and service innovation the Government requires of Telecom’s competitors. This is discussed in section 6.

Faster delivery of new wholesale products

30	Telecom has consulted the industry on its proposed package. One concern expressed has been that Telecom’s Proposal and the MED’s focus on a complex form of Operational Separation might delay the introduction of new wholesale services (LLU, nDSL and UBA). The introduction of these new wholesale services is the industry’s first priority. Telecom acknowledges that jurisdiction for the delivery and pricing of these services currently lies with the Commerce Commission. However this is not a complete answer. Given the complexity of the MED Proposal, there is a genuine issue as to what can be physically achieved given competing priorities and limited resources.

31	Telecom’s proposal prioritises the delivery of the new wholesale services. A plan for delivery of wholesale services is attached. By properly sequencing the technical aspects of structural separation and wholesale delivery, and implementing better targeted operational separation requirements, Telecom can deliver the new wholesale services more quickly than would be the case with the MED Proposal.

The MED Proposal

32	The MED Proposal for Operational Separation of Telecom focuses on equivalence of service to and non-discrimination of Telecom’s wholesale customers. The MED Proposal outlines a very rigid and invasive operational separation of Telecom on an aggressive timetable and is silent on the key investment and network renewal issues.

33	While it may improve access, pricing and transparency in the medium-term, the MED proposal will not deliver against the Government’s other stated objectives, including improvement of the existing regulatory regime, addressing the needs of rural customers and the role of TSO, future proofing the regulatory environment and stimulating investment through competition.

34	Further, the MED Proposal will fail to deliver the specific factors the MED has identified as important in developing the separation model. Specifically, it goes much further than is required to remove incentives to discriminate, and it will result in a complex and costly implementation and monitoring model that consumes significant scarce technical resource; it seeks to impose unworkable timeframes that conflict with the industry’s desire for new wholesale products as soon as possible, and it severely constrains Telecom’s flexibility and ability to address technological and commercial change.

35	Any gains arising from the MED Proposal will be at the expense of drawing Telecom’s internal resources away from the delivery of new wholesale products and focussing on improving the capability of the fixed access network. As noted above delivery of the new wholesale services is the industry’s first priority. Improving access network capability should follow closely behind.

Telecom’s Proposal is not tactical

36	We acknowledge this proposal is a marked departure from any earlier submission.

37	Telecom’s Proposal is not a tactic. By proposing structural separation we are signalling as clearly as we can that the investment gap facing the New Zealand industry is real and that the operational separation proposal will not bridge it. Telecom’s package only works as a whole. Netco will be set up with all current fixed line local access bottleneck assets, and will invest in future bottleneck assets, if the regulatory regime that supports it acknowledges its need to make a return on investments. Investment by Netco will be a function of the prices it is permitted to charge. Telecom will be removed from this equation (except as a customer paying regulated access prices).

Next steps

38	Telecom has consulted the industry when developing its proposal, and we will continue to do so. As a good faith commitment, Telecom will start now to implement the wholesale product road map attached, to deliver new wholesale services as soon as possible. If, however, the MED Proposal is finalised in its current form, the timetable will have to be revised.

39	The next step is active engagement with the Government on Telecom’s proposal. If the Government commits to working with Telecom to fully develop all aspects of Telecom’s Proposal, then Telecom will immediately take steps to:

39.1	appoint a Netco Establishment Board that will develop the detailed Netco business and separation plan, and engage with Telecom and the Government on the detail of the new regulatory contract and environment. The Netco Establishment Board process is described in more detail in section 4;

39.2	finalise a revised operational separation plan, including enhanced regulatory reporting across the balance of Telecom’s wholesale and retail business;

39.3	work with the Government and the industry on the challenges facing the Digital Strategy.

40	Telecom does not want to see the Digital Strategy Objectives pushed back. In fact we would like to work with industry and the Government on a more ambitious timetable. But we must also be realistic. The pathway proposed by the MED will not take New Zealand forward. In fact it risks causing New Zealand to fall further behind. We believe the Telecom proposal, taken as a whole, is a forward looking and commercially realistic approach that is pro-competition while specifically addressing New Zealand’s investment needs.

2. LONG TERM INVESTMENT GAP

Overview

41	A reform package with each of the features discussed in this submission provides a framework within which Telecom, Netco and other industry participants can make investment commitments that would facilitate the Government’s Digital Strategy Objectives.

The Government’s Digital Strategy investment requirements

42	The Government’s Digital Strategy Objectives are:

42.1	Fast (>5 Megabits/second) broadband on demand to 60% of residential and SME customers by 2007; and

42.2	Fast (>5 Megabits/second) broadband on demand to 90% of residential and SME customers by 2010.

43	These objectives require investment in the network to deliver fibre to the node (FTTN) and supporting wholesale and retail infrastructure needed to deliver the end-user services. This refers to investing in fibre links between exchanges and the cabinets at street level. This also requires that new DSLAMs are installed in cabinets and in many cases decommissioned in exchanges. For this reason, the development is also called cabinetisation or loop shortening.

44	The Digital Strategy Objectives require around $1.5b of investment by Telecom and other industry players in the local access network, regional backhaul and other supporting infrastructure investment between now and 2010. Further, the Digital Strategy is not a once and for all solution. The demand by New Zealanders for broadband services is only likely to increase, and with it, the required investment.

Proposed regulatory settings will create an investment shortfall

45	Proposed regulatory settings will create significant uncertainty. Based on the MED Proposal, Telecom estimates it will make one-third of the necessary investment in its fixed network infrastructure. This investment will principally be focussed on access network maintenance to support existing customers and services, ethernet coverage expansion and optical lead-ins for business customers, new capacity for residential infill and new sub-divisions, and the laying of fibre from DSLAMs to aggregation points. On the basis of this investment, approximately 50% of lines will be capable of delivering 5mbps by 2010. This will meet the first Digital Strategy Objective, but much later than the target date of 2007.

46	To reach the Government’s Digital Strategy Objective of 90% of lines capable of delivery 5mpbs by 2010, a further $1b of investment in FTTN infrastructure is needed. This investment needs to be in the form of local loop shortening and/or alternate broadband network build by Telecom or other industry participants. Based on Telecom’s current view of access technology, the investment strategy required to meet stated Digital Strategy coverage and bit-rate objectives involves:

46.1	improving the performance of main centres to a minimum of 10 Mbps, resulting in around 70% coverage at 5 Mbps (~$250m), with over 30% of customers getting 20 Mbps;

46.2	improving all towns above 10,000 lines to a minimum of 10 Mbps, resulting in around 80% coverage at 5 Mbps (~$175m), with over 50% of customers getting over 20 Mbps;

46.3	improving all towns between 500 and 10,000 lines to a minimum of 10 Mbps, resulting in around 85% coverage of 5 Mbps (~$75m), with over 60% of customers getting over 20 Mbps; and

46.4	improving approximately half of the low density rural areas to 1 Mbps, resulting in around 90% coverage at 5 Mbps (~$500m), with over 70% of customers getting over 20 Mbps.

47	At its most fundamental, investment in infrastructure is an issue of return on investment. If an adequate rate of return is not available, the investment in network infrastructure will not be made to the levels required to meet the Government’s Digital Strategy Objectives. Under the proposed regulatory regime the returns from investment are too uncertain and the risks are too high to commit to an investment programme greater than Telecom’s current plan. It is unlikely that anyone would make these investments in such an environment.

Investment objectives also require a solution to the FTTN and LLU disconnect

48	There is a critical disconnect between the desire to introduce regulated LLU as the platform for competition, and the changes to the network required to deliver the Government’s Digital Strategy Objectives. To deliver the speeds the Government is looking for by 2010, someone must invest in FTTN. This will strand most investment made by competitors at the exchange level (which they must do, if using LLU). DSLAM investment in exchanges located in densely populated urban areas will not be isolated.

49	In this proposal Telecom puts forward a potential solution to this disconnect. This solution – unbundled DSL ports on the DSLAM at cabinet level - needs to be tested and agreed with stakeholders. If the solution is robust, it must be supported by pricing regulation that provides a foundation for the associated investment required. This is discussed further in section 4.

3. REGULATION THAT SUPPORTS INVESTMENT

Overview regulation

50	Pricing of regulated services needs to support the future investment in the network that is needed to meet the Government’s Digital Strategy Objectives. If we stay with the proposed regulatory framework, including the current approach of the Commerce Commission to regulated prices, then inadequate prices that are inconsistent with the economics of broadband will simply result in price competition on the existing network rather than support the required investment in future network capability.

A new framework for pricing

51	To support the levels of investment required to meet the Government’s Digital Strategy Objectives, the new regulatory framework must:

51.1	set all regulated prices to deliver a reasonable rate of return on regulated assets;

51.2	allow for returns on all assets that will be covered by price regulation - including existing assets and further investment required to meet the Government’s Digital Strategy Objectives - and ensure that these returns are supported in changing market conditions, including competition from new and competing technologies; and

51.3	set relativities between Netco and Wholesale products that recognise LLU as a key input into Wholesale products, and incentivise other providers to invest in deeper network infrastructure.

Specific pricing issues - Netco

52	Netco’s long term viability and incentive to invest will be largely determined by the regulated price of LLU. The LLU price and regulation must allow for:

52.1	a reasonable rate of return on existing assets and the further investment required to meet the Government’s Digital Strategy Objectives;

52.2	changing market conditions driven by alternative access networks and disruptive technologies, which will change the nature of bottlenecks and challenge the appropriateness of regulation.

53	Netco and the Government will need to agree how LLU will be priced prior to finalisation of the structural separation of Netco. This will ensure that Netco has the necessary certainty to invest, and will be important to any potential investor in Netco.

Certain LLU prices

54	To ensure a reasonable rate of return, Netco will need commitment to a stable and reasonable LLU price.

55	To meet the Government’s Digital Strategy Objectives, Netco will need to maintain the existing network and make further investments in the fixed line local access network, such as investment in FTTN. Netco will only make these investments in the network if it will receive a reasonable rate of return on existing and new assets. This will require the regulated LLU price to include an allowance for further investment needs.

Approach to de-averaging

56	It will be important to resolve whether Netco offers LLU at a national average price, or prices that differ for metro, urban, suburban and rural areas. The key point is that to achieve the Government’s Digital Strategy Objectives, the LLU price must provide an incentive to invest in infrastructure throughout all of New Zealand.

57	If LLU prices were de-averaged, lower prices would prevail in metropolitan areas with higher density and higher value business customers. This provides different incentives for Netco’s customers to invest in LLU and invest in alternative access technologies:

57.1	de-averaging gives Netco’s customers an incentive to focus their investment in LLU on metropolitan areas;

57.2	averaging would invite Netco’s competitors to “cherry pick” metropolitan areas with investment in alternative technologies that by-pass Netco’s network, such as WiMax.

58	Under either averaged or de-averaged pricing, investment in LLU or alternative access technologies is likely to be focused on metropolitan areas. To achieve the Government’s Digital Strategy Objectives, it will be important to determine which of these situations is more likely to create a greater digital divide between metropolitan and rural areas.

Response to alternative access technologies

59	Alternative access technologies pose a serious risk to Netco’s viability. Growth of alternatives will cause volumes to drop through Netco’s fixed line local access network, leading to a higher unit cost. To ensure its viability, Netco will have two options to respond: refocus investment towards alternative technologies, rather than fixed line local access; or de-average the LLU price (if competitors are focused on metropolitan areas). Either of these responses is likely to undermine the Government’s Digital Strategy Objectives.

60	If the Government wanted to bridge the gap between these commercial outcomes and the Digital Strategy Objectives then it would need to explore all possible regulatory responses – including supporting Netco with an exclusive licence for a period, and/or take or pay obligations and/or subsidies. Network competition should trigger deregulation. This will support the viability of Netco, but is less likely to address the investment issues.

61	These issues will need to be resolved with the Government prior to finalisation of the structural separation of Netco.

Specific pricing issues - Telecom Wholesale

62	Pricing of regulated Telecom Wholesale services (UBS, UBA) should meet the same conditions as LLU pricing: a reasonable rate of return over the remaining economic life of existing assets and further investment required to meet the Government’s regulatory objectives.

63	When setting prices for Telecom Wholesale, there is a need to pick up all direct and indirect operating and capital costs required to develop, deliver and maintain wholesale services.

64	In addition, the relativities between the price of Telecom Wholesale services and the LLU price should be set to provide the opportunity and incentives for other industry participants to invest in infrastructure (move up the “ladder of investment”). That is, the price of Telecom Wholesale services must be set at a premium above the LLU price that reflects the additional costs and risk faced by an investor in LLU infrastructure. A key plank of the Government’s May 2006 policy announcements was providing industry participants with the incentives to make these investments.

Identifying regulated services

65	It is just as important that an investor know what services are regulated. This is another key failure in the proposed regulatory regime. The Commerce Commission is open about the possibility of regulating new services in the future. Further, current regulated services are not tightly defined, and this enables the Commerce Commission to push the boundaries on what is regulated into unexpected areas.

66	Those charged with designing and implementing regulation should recognise that you cannot ambush investors without expecting this to impact on confidence to invest in the sector. We need a regulatory regime that gives clarity upfront about what is regulated.

Form of Regulation

67	To create the necessary certainty around what services are regulated and the prices for those services we must change the way we regulate.

68	Telecom proposes a regulatory contract between the Crown and Netco. The regulatory contract would address:

68.1	the services to be provided by Netco, and the quality standards that must be met;

68.2	the investment commitments by Netco;

68.3	the pricing of Netco services. Prices would be specified in advance, with known price adjustment formulae. This will give Netco and investors the certainty of cash flows to invest;

68.4	the process and principles for a reset between the Government and Netco of the specific quality, investment and pricing commitments every five years; and

68.5	enforcement and reporting.

69

The Commerce Commission could perform the role of monitoring and enforcing the obligations in the regulatory contract, but it would not set them. The regulatory contract model is a common and successful way of regulating infrastructure services in international markets. The role of an independent regulator is an important one, but it goes too far if the regulator is given wide discretion over the substance of the regulation.[2] As important is clarity and commitment between the Government and the infrastructure provider about the national objectives, and the regulatory settings needed to achieve those objectives.

70	Telecom would prefer a similar regulatory contract between Telecom and the Government addressing the services to be provided by Telecom Wholesale. This would create the most certainty for Telecom Wholesale around products and pricing. Netco will also have an interest in clarity and certainty on Telecom Wholesale products and prices, as these will directly affect the demand from other Netco customers for LLU. As noted above, if

[2]	This is recognised in the current review by MED of price control regulation.

the price relativity between UBS products supplied by Telecom Wholesale and LLU products supplied by Netco is not maintained, competitors will not graduate to LLU based competition and not make the investments the Government is targeting.

71	The MED review of price control regulation has raised other options that can be considered, such as the key parameters that the Commerce Commission must apply. We are uncertain as to whether these approaches will work neatly in relation to Telecom Wholesale products, but Telecom will look to engage the Government on the most appropriate form of regulation.

4. CLEAR SEPARATION OF A SUSTAINABLE NETCO

Overview

72	Telecom will create a structurally separated and sustainable Netco that owns the fixed line bottleneck access assets, and has the right capability and incentives to meet New Zealand’s future needs.

73	Netco must receive an adequate (regulated) rate of return in order to have the cashflow necessary to invest in upgrading the network. Netco would be prevented from reintegrating downstream into wholesale or retail. Netco could also potentially be protected by regulation from others investing upstream if that was considered desirable to allow access cross subsidies and volume commitments to support investment.

74	Ownership separation will enhance the credibility of the regulatory framework, and go some way to avoiding the complex governance procedures that are required by the MED Proposal. Other elements of operational separation would still be required but could be much simpler to implement. Telecom is committed to establishing a level playing field, and Telecom’s Proposal for separation has been informed by consultation with industry and wholesale customers.

Guiding principles in defining Netco

75	When considering the appropriate allocation of assets for Netco, Telecom has taken into account what it understands are the Government’s objectives in separating Netco:

75.1	Netco must isolate enduring fixed line local access bottleneck assets. If this is done Netco will provide equivalent access to those bottleneck assets (and associated products, i.e. LLU) to all access seekers;

75.2	Netco must be able to make independent decisions on a stand alone basis, particularly in regard to access network investment. This will naturally be delivered through structural separation; and

75.3	the operating model for Netco must be future proofed so that LLU access seekers are not left with stranded assets.

76	However, in delivering these objectives Telecom Wholesale should not be left in a position where it cannot deliver its product set (i.e. bitstream services) to its customers, as these Wholesale services will also be the subject of equivalence commitments and industry expectations.

77	The asset allocation must reflect the distinction that Netco will offer services based on delivering dedicated facilities to individual customers. All shared network services, such as bitstream, will be offered by Wholesale.

Overview of Netco

78	The objective and purpose of Netco is to provide LLU and unbundled DSL ports (plus any ancillary services) to all access seekers on an equivalent basis.

Governance

79	Netco will be established as a separate company, with a separate shareholding group, Board and management team. By virtue of its structural separation it will operate at arms length, on a standalone basis from Telecom. Netco will make independent decisions on issues such as investment.

80	It should be highlighted that this independence is not a guarantee of investment by Netco. Telecom believes additional changes are needed to provide incentives for investment (as discussed in section 2).

Services

81	Netco will be responsible for selling:

81.1	local fixed line access network facilities, such as LLU;

81.2	any ancillary services necessary for the provision of LLU, such as backhaul services, and co-location;

81.3	unbundled DSL ports; and

81.4	any ancillary services necessary for the provision of unbundled DSL ports.

Pricing of Netco services

82	LLU will be priced at cost plus and based on the pricing principles in section 3.

Customers

83	Netco’s customers will be LLU access seekers who want to build bitstream services (for wholesale) and/or end-user products and services using LLU as an input component.

Assets

84	Netco will be set up with the fixed line local access bottleneck assets that are necessary for Netco to provide its services to its customers.

85	This will enable Netco to deliver equivalence between access seekers, and promote competition in downstream (i.e. bitstream) services. However, Netco will not be precluded from investing in alternative local access technologies in the future. Netco should be able to make efficient investment decisions in the local access network to enable it to compete with alternative providers.

86	The corollary is that the remainder of Telecom, most importantly Wholesale, must also be left with the assets needed to provide its own product set (such as bitstream services) to its customers.

87	Therefore, the assets of Netco should include:

87.1	cables and lines, including copper cables and lines, and local access and regional backhaul fibre;

87.2	civil infrastructure and buildings (where the predominant use is to house Netco assets);

87.3	cabinets;

87.4	transport electronics;

87.5	connection points such as MDFs; and

87.6	access to any support facilities necessary to ensure efficient operation, maintenance and provisioning of the access systems.

Key boundary issues between Netco and Telecom

88	Telecom’s view of the assets that should sit in Netco is very close to the assets that would sit in the ANS unit under the MED Proposal. Telecom agrees that Netco should be set up with the enduring bottleneck fixed line assets. More specifically, Netco should not be set up with any assets that other service providers would wish to build themselves. Going forward, Netco should be able to invest in alternative local access technologies where this is efficient to do so.

89	On this basis, Telecom would exclude from Netco the following two categories of assets:

89.1	any service electronics (such as DSLAMs). DSLAMs are neither a bottleneck asset nor are they required to offer LLU. They are however, essential to the delivery of bitstream services. Telecom Wholesale needs control of these electronics to be able to deliver regulated and commercial bitstream products (such as UBS) to its customers. MED and industry participants agree this is the correct treatment of DSLAMs; and

89.2	Any mobile assets (or assets predominately used for mobile access), on the basis that these assets are not bottleneck assets, nor are they currently subject to regulation.

90	However, applying these principles with a closer understanding of the assets and services results in the following differences with the MED proposed asset split. Telecom would retain the following assets:

90.1	multi-access radio technologies, such as customer multi-access radio (CMAR), on the basis that these are service electronics (in the case of CMAR, a service platform specifically used for calling);

90.2	wireless local loop systems, on the basis that the definition in the MED Proposal has the potential to capture some mobile access technologies such as WiMax;

90.3	aggregation switches, such as ATM aggregation switches and ethernet aggregation switches (tier 3 and above), on the basis that these switches are predominately service electronics which are critical in delivering current and future bitstream products and services; and

90.4	PSTN MUXs on the basis that they are service nodes.

Future proofing Netco

91	The placement of assets, particularly DSLAMs, has implications for Netco and its customers once FTTN/cabinetisation occurs. FTTN will strand DSLAMs at the exchange level, but each cabinet can only support one DSLAM. This is both a practical limitation, in an operational sense due to issues such as space, electricity supply and RMA, and commercial limitation due to the number of customers served by a cabinet.

92

The extent of this problem is difficult to predict. The experience in Australia has been that even once the network moves to FTTN, a large proportion of customers in densely populated metropolitan areas are still served via DSLAMs located at the exchange. In Australia the G9 has estimated up to

30% of customers will still be served from exchanges post FTTN. In these areas, LLU competition remains credible. However, once the move is made to FTTN the LLU platform is not comprehensive.

93	To address this issue Telecom is proposing a potential solution (referred to as unbundled DSL ports) with the following high level principles to future proof Netco for cabinetisation/FTTN:

93.1	Telecom will be the only Netco customer with DSLAMs in cabinets due to operational and physical cabinet constraints;

93.2	Telecom will need to provide DSLAM/port services back to Netco at an agreed commercial rate;

93.3	Netco will need to provide an unbundled DSL port product and ancillary services to access seekers to deliver an “LLU like” product to LLU seekers in cabinetised areas;

93.4	LLU pricing regulation will need to support unbundled DSL ports investment, and be set in a way that avoids any arbitrage between LLU and unbundled DSL port products by access seekers.

The relationship between Netco and Telecom Wholesale

94	Telecom Wholesale will purchase LLU from Netco. If required to support the sustainability of Netco, Telecom Wholesale may also for a period commit to only purchase LLU from Netco, and commit to not build competing fixed line local access network. These issues will be addressed when preparing the Netco separation plan.

95	Telecom Wholesale will provide to Netco the following services:

95.1	services to enable Netco to provide LLU (i.e. co-location etc); and

95.2	if Telecom’s proposal for unbundled DSL ports proceeds, services to enable Netco to provide unbundled DSL ports.

96	There may also need to be a contract addressing operational issues. When considering the practical delivery of telecommunications services to customers, including non-Telecom customers, there are wide ranging and complex issues created by separation (structural or operational). Delivering quality services to customers requires all the “layers” in the industry to work together seamlessly. The risk of poor co-ordination can be illustrated by a scenario where in response to single fault repair teams from Netco, Telecom Wholesale and Telecom Retail all need to travel to a rural area.

However, the issues are deeper and more complex than this simple example, and will need to be resolved as part of the wider separation plan.

97	The issues to be resolved as part of a Netco separation include:

97.1	enabling field services employees or contractors in Netco to install, provision and repair assets owned by Netco, Telecom Wholesale, Telecom Retail and other service providers on a commercial basis to avoid significantly increasing provisioning and repair times for all telecommunications customers, and to avoid significantly increasing industry costs if separate people were otherwise required to service different owners’ assets;

97.2	the importance of achieving a coordinated, timely and efficient repair service for end customers of Telecom Retail and other service providers whose service is delivered through Netco’s access network. This repair service requires the ability to quickly and accurately determine which assets (Netco’s or another provider’s) are faulty, and to co-ordinate the repair where this is difficult to identify. The importance of this will increase as higher quality and higher speed broadband services are deployed, electronics are more prevalent in the access network, and the sensitivity and variability of service performance to the copper access assets increases; and

97.3	the similar importance of coordinated, timely, and efficient provisioning of services to end customers in Telecom Retail and other service providers, through synchronised installation and interconnection of the assets in and between the different organisations involved.

98	To achieve the necessary co-ordination between separate commercial entities, and avoid expensive duplication, Telecom envisages:

98.1	a non-exclusive contract between Netco and Telecom Wholesale for field services. Netco would be free to provide the same services to competitors in the same situation as Telecom Wholesale; and

98.2	a non-exclusive contract between Telecom Wholesale and Netco for a repair and installation co-ordination service. It is envisaged this would be delivered by Telecom’s Shared Services unit.

Kiwi share restrictions on vertical integration by Netco

99	There may be a concern that Netco, once independently owned and operated, may vertically integrate and re-create the vertical integration problem that MED perceives exists with Telecom New Zealand Ltd.

100	To address this concern, Telecom proposes that the constitution of Netco will restrict its ability to vertically integrate. This constitutional restriction would be entrenched by a Kiwi Share granted to the Minister.

101	Specifically, Netco would be precluded from moving downstream and delivering services beyond local access products (currently LLU and unbundled DSL ports).

The structural separation process

102	Telecom will seek to discuss with the Government the process and timing for structural separation of Netco.

103	Telecom envisages a process similar to SOE formation that initially forms Netco as a stand alone subsidiary of Telecom, and moves from there to ownership separation.

104	The establishment of Netco as a stand alone subsidiary is likely to include the following steps:

104.1	appointment by Telecom of a Netco Establishment Board and Executives;

104.2	development by the Netco Establishment Board of a detailed Netco business plan and separation plan covering assets, products, supplier and customer contracts, personnel, regulation and a wider timetable. This would culminate in a detailed business plan and financial forecasts; and

104.3	development of contractual structures that allow for early operation of Netco as a stand alone corporate entity with transitional provisions that cover the time period required for physically and legally separating Netco and Telecom.

105	A critical aspect of the structural separation will be co-ordinating Netco’s business plan with the new regulatory regime (particularly pricing and investment commitments). Telecom envisages the Netco Establishment Board would develop this with the Government and Telecom.

106	We envisage that the Government would wish to appoint a Netco liaison group to consult on all aspects of the formation of Netco and to ensure that the separation process is effected in line with policy objectives. Telecom believes that an important role for this group would be to review Telecom’s proposals for the regulatory regime for Netco and its products and ensure that regulation is consistent with Netco being a sustainable stand alone business capable of investing to meet future customer needs.

107	Once Netco is established as a Telecom subsidiary and has the ability to operate stand alone on a sustainable basis, ownership separation can be effected.

108	Telecom has no fixed views on Netco’s ownership, and whether there should be constraints on Netco ownership (for instance, industry participants). Options include:

108.1	Telecom’s existing shareholders;

108.2	participation by Government or industry players; and

108.3	third party ownership.

109	The legal mechanisms for effecting ownership separation will need to be developed. It should be possible to use procedures under the Companies Act, but legislative assistance may be required. Also, initial scoping suggests structural separation may create tax liabilities that would not otherwise occur, and this may need to be addressed in legislation.

5. A MORE SIMPLE AND WORKABLE SEPARATION OF TELECOM

Overview

110	Telecom proposes a more simple form of separation. This will enable Telecom and Netco to commit to the delivery of access services and regulated wholesale services on a quicker time frame. If the Government continues with the MED Proposal, Telecom has real concerns about its ability to deliver access services and regulated wholesale services at a timetable that meets the Government’s and the industry’s needs. Fundamentally, the imperative of putting in place the MED Proposal will take away the resources that Telecom would otherwise use to develop the new access services and regulated wholesale services (most importantly, the scarce human resources required).

Changes to the regulation of Operational Separation

111	Clearly Telecom’s proposed structural separation of Netco is a significant departure from the MED Proposal. This is discussed in section 4.

112	This section discusses the way in which Telecom Technology & Wholesale and Telecom Retail will be organised and regulated under Telecom’s Proposal. An essential aspect of Telecom’s Proposal is focusing the arms length requirements proposed by MED on identified regulated services, not between business units as a whole as proposed by MED. This is in line with the current legislation, and removes a significant amount of the cost and duplication of resources inherent in the MED Proposal.

113	In summary, Telecom proposes to deliver a simpler form of separation, including a structurally separated Netco, which will enable Telecom to deliver Netco services (LLU) and Telecom wholesale services (UBA etc) more quickly to access seekers than is possible under the MED Proposal. This is because Telecom will be able to properly prioritise the technical demands of wholesale service delivery and physical separation, and because Telecom’s targeting of arms length requirements to identified regulated services avoids a significant amount of complexity and duplication.

114	Telecom’s proposal for separation is as follows:

Structurally separate Netco

114.1	creation of a structurally separated Netco to deliver fixed line local access bottleneck services on an EOI basis. This unequivocally creates non-discrimination between Netco customers, including Telecom Wholesale, and clear transparency on fixed line local access bottleneck assets and services;

114.2	continuation of a clearly defined Telecom Wholesale unit within Telecom’s Technology and Wholesale division which:

(a)	acts as the exclusive marketing, sales and service arm for ‘Telecom’s Wholesale Product Portfolio’ (see paragraph 114.3) below for definition of Telecom’s Wholesale Product Portfolio);

(b)	has a separate reporting line to the Telecom CEO from the Retail units through the Technology & Wholesale COO (but does not have a separate Wholesale CEO);

(c)	has long term incentives which may include Telecom group stock, but short term incentives which align to Wholesale objectives only. This is the approach taken in the BT model;

(d)	delivers transparency on the regulated services in its product portfolio through regulatory reporting (refer to paragraph 114.6;

(e)	operates at arms length from Telecom Retail in respect of regulated broadband connectivity services;

(f)	supplies regulated resale of PSTN services on an EOO basis;

(g)	has Chinese walls in place in Technology & Wholesale to further restrict the passing of commercial information between Wholesale and Retail on regulated broadband connectivity services.

Defined Wholesale Product Portfolio

114.3	Telecom’s Wholesale Product Portfolio would comprise four product classes:

(a)	regulated NGN Broadband Connectivity services (such as UBA) that are delivered on an EOI basis supported by regulatory reporting;

(b)	regulated legacy Broadband Connectivity services (such as UBS) that are delivered on an EOO basis, and are to be replaced by regulated NGN broadband connectivity services, supported by regulatory reporting;

(c)	regulated legacy resale services (such as Smartphone services) delivered on an EOO basis under the Telecom Wholesale Charter and subject to regulatory reporting; and

(d)	commercial connectivity services delivered on a commercial basis (such as National Transport);

No regulated resale on the NGN

114.4	no regulated resale of Retail NGN services as EOI Wholesale services will be available. Once the NGN is available, access seekers will be able to compete with Telecom Retail services using the same Regulated NGN Broadband Connectivity inputs that Telecom Retail will have access to;

Arms length requirements targeted to regulated services only

114.5	targeting arms length requirements between Telecom Wholesale Telecom and Retail on identified regulated services (paragraph 114.2). Telecom’s Proposal includes rigorous arms length requirements for identified regulated services, including EOI equivalence, rules on information flows, quarterly reporting and auditing; and

Regulatory reporting and auditing

114.6	regulatory reporting and auditing, in place of an IOG, that monitors and reports against Telecom’s performance in relation to:

(a)	performance against Telecom’s Netco separation plan;

(b)	performance against Telecom’s Wholesale service delivery plan;

(c)	performance against Telecom’s Wholesale EOI commitments for Regulated NGN Broadband Connectivity services (such as UBA); and

(d)	performance against Telecom’s Wholesale Charter EOO commitment for Regulated Legacy Broadband Connectivity (existing UBS services) and Legacy Regulated Resale services.

115	If the above is not achieved Telecom will need to move a significant amount of platforms, technology and resources to its Retail business so it can compete on an equal footing with other retailers that operate as fully functioning vertically integrated businesses. This will have the effect of creating a thinner Technology and Wholesale unit and fatter Retail unit(s), which will reduce Telecom’s technology and operational scale to the detriment of Wholesale customers, including Telecom Retail.

Improvements in outcomes over the MED Proposal

116	We do not expect the initial set-up costs of Telecom’s Proposal will be materially lower than under the MED Proposal. Structural separation is likely to be as expensive to establish as operational separation, and most of the remaining cost is in establishing key regulated services on an EOI basis, which will happen in Telecom’s Proposal. However, we expect the final structure to be less complex and therefore less costly to operate. As a result, Telecom will spend more time focussed on delivering competitive services to wholesale customers and retail customers and significant on-going costs will be avoided. A large part of this change will come from more tightly targeting the arms length requirements on regulated services not entire business units.

117	The other central advantage of Telecom’s Proposal is that it enables Telecom to commit to a timetable for delivery of the new Netco and Telecom wholesale services that is significantly better than that would occur with the MED Proposal. This would result in delivery of the critical LLU and UBA products on an EOI basis for 2011, with other EOI services to follow. Achieving these improved timelines is premised on two core assumptions:

117.1	avoiding the complex and resource intensive approach prescribed by the MED, which requires a complex and rigid operational separation structure to be put in place within a short period. This would force Telecom to redeploy resources that would otherwise be used to develop the new Netco and Telecom wholesale services (in particular, the skilled technical staff involved).

117.2	more importantly, focussing early efforts around the structural separation of Netco on finalisation and implementation of the legal and governance aspects of structural separation. Sequencing the demands on our technical staff will help Telecom prioritise delivery of the new Netco and Telecom wholesale services. Technical and operational aspects of structural separation can then follow delivery of the new wholesale services.

118	Telecom has consulted with the industry on this aspect of our proposal, and we believe it better reflects industry priorities (given the scarce skilled resources). That is, delivery of key new wholesale services as soon as possible, with the technical and operational delivery of separation to follow.

6. COORDINATION OF FUTURE REGULATORY PRIORITIES AND ACTIVITY

Overview

119	The new regulatory framework must include a shift to co-ordinated regulation. The need to co-ordinate investment objectives and regulation of services and prices is discussed above. In this section we address the co-ordination that is needed if the Government’s objective of wholesale customers moving from re-packaging Telecom services to selling their own services is to be realised. A timetable should be set that is both reasonable and imposes sufficient pressure on wholesale customers to deliver the industry investment and service innovation that the Government requires.

120	Once we reach the point where a structurally separated Netco is selling LLU on an EOI basis, then at least as a matter of regulation Telecom will be on the same regulated level playing field as its competitors. At that point, there will be no issue of principle that justifies singling out Telecom from its competitors by imposing regulations on Telecom to provide Wholesale services or to resell retail services.

121	However, Telecom recognises there will be practical transition issues for competitors. Government policy envisages competitors entering telecommunications markets by reselling Telecom’s retail services, then building a customer base by using regulated Wholesale UBA services, then LLU (from Netco), and finally building competing networks. At each step the competitor commits more of its own investment and provides a more differentiated service. Once a deeper level of regulated access becomes established in the market the earlier level should be deregulated. To not do so would put Telecom at a commercial disadvantage, and deter investment by industry participants. Telecom is proposing a reasonable timetable for deregulation that co-ordinates with the delivery of new wholesale services (LLU, EOI UBS and unbundled DSL ports).

122	Telecom also notes that structural separation of Netco, and introduction of IP based calling, will require re-casting of the TSO commitments. This needs to be co-ordinated with the separation of Netco.

The deregulation roadmap

Removal of resale obligation

123	The resale obligation for PSTN services should be removed 24 months after EOI UBA Services become available. The obligation would be progressively phased out, in consultation with Wholesale customers, as the PSTN is replaced on a geographic (exchange by exchange) basis with next generation IP based calling.

124	The rationale is that once NGN calling becomes available in a given area, all Telecom Retail services can be constructed using Telecom Wholesale EOI UBA services. All market competitors, including Telecom Retail, will have access to these input services on an EOI basis.

125	Once NGN calling is available in an area, and all competitors have access to the same inputs on an EOI basis to build retail services, a structurally separated Telecom will be prevented from competing effectively if regulated resale continues to require Telecom to make all its retail innovations immediately available to competitors.

Unbundled bitstream access

126	Deregulation of unbundled bitstream access should occur in an area once LLU-based competition is established, or, in the case of cabinetisation, after the introduction in cabinetised areas of an unbundled DSL port rental service. Once LLU or a ports service is available, UBS should be phased out over a set period of time, in order to encourage investment in LLU. This time period should be sufficient to allow access-seekers to build the presence necessary to transition to LLU, but not be so long that it erodes access-seeker incentives to move beyond simply reselling UBA services.

127	The requirement on Telecom to provide unbundled bitstream access should be removed, again by individual exchanges (or cabinets), once LLU (or unbundled DSL ports in cabinetised areas) has been available in an exchange (or cabinetised) area for 24 months.

128	All competitors will then be on a level playing field and equally incentivised to invest in infrastructure and produce differentiated services. This is an important part of the future regulatory regime that is missing from the MED Proposal. The Government’s policy decisions in May 2006 were clear that a substantial amount of investment should come from Telecom’s competitors. New Zealand can no longer afford competitors who simply re-badge Telecom’s services.

TSO obligations

129	The structural separation of Netco has clear implications for the existing TSO, and MED’s current review of the TSO. There is an inherent incompatibility between the current TSO obligations and a separated operating model. Further implications for the TSO will arise as we transition from a PSTN to an IP based network, with network and service layers being separated. If the TSO is to continue in a market environment that has a structurally separated IP network, it will need to be renegotiated between Telecom and the Crown.

130	Central to the current TSO obligations is a requirement to maintain service (and therefore network) coverage. When implementing structural separation the starting position is that the existing network coverage obligation should be borne by Netco. The obligation to provide an end-user service to all customers within the TSO footprint should remain with Telecom only while the PSTN network endures. The TSO review must address the question of who bears the service obligation as the world moves to IP networks.

131	The TSO service standards (such as the minimum standards for fixed calling, minimum requirements for the 111 service and legal intercept requirements) should also be specified and applied to all fixed calling providers, including VoIP providers.

132	Implementing this TSO framework will require resolving some practical issues, including:

132.1	how Netco’s coverage obligation sits with the asset split for structural separation. A small number of existing TSO customers (now and in the future) are served by shared wireless assets that are used by Telecom for mobile service, meaning that these assets cannot sit within Netco. Netco would be established with a contract for access to these shared assets; and

132.2	if retail service obligations are imposed in an IP network context, we need to be conscious that Netco would only be able to provide an unbundled facility to access seekers rather than bitstream and resale services. This would create difficulties for service companies with a business model based on bitstream services rather than LLU.

133	The funding of the TSO obligation is another issue that will need to be addressed when implementing structural separation. Cross–subsidisation of the TSO obligation would not be possible once Netco is structurally separated. Therefore the funding of the TSO obligation would need to be dealt with in conjunction with pricing issues. Three possible options are:

133.1	a Netco-funded TSO, which would mean Netco adopts averaged pricing to cover the cost of non-economic roll out. This would result in high average prices or alternatively very high rural prices;

133.2	loss recovery from the industry in the form of TSO payments, to spread the burden of the TSO across the industry (similar to today’s regime); and

133.3	Government subsidisation for non-economic rollout.

134	A further issue is the current MED review of the TSO. This review is directed toward defining new broadband commitments. As the discussion of network investment and pricing in this submission makes clear, the Government’s objectives for broadband need to be achieved by setting the correct parameters for Netco. A TSO mechanism is the wrong way to approach these issues.

135	Telecom believes the TSO issues presented by structural (or operational) separation and the MED review of broadband commitments need to be considered together. In Telecom’s proposal the context for this will be the development of the Netco separation plan. The outcome must give the public comfort that both Netco and service companies are able to properly support the TSO obligations. The current approach of keeping the TSO review separate from separation discussions will not produce a quality outcome for New Zealanders.

LIST OF ACRONYMS

CMAR - Customer Multi Access Radio

DSL - Digital Subscriber Line

DSLAM - Digital Subscriber Line Access Multiplexer

EOI - Equivalence of Inputs

EOO - Equivalence of Outcomes

FTTN - Fibre to the Node

IP - Internet Protocol

LLU - Local Loop Unbundling

MDF - Main Distribution Frame

nDSL - Naked DSL

NGN - Next Generation Network

PSTN MUX - Public Switched Telephone Network Multiplexer

TSO - Telecommunications Service Obligation

UBS - Unbundled Bitstream Service

UNS - Unbundled Network Service

WiMax - Worldwide Interoperability for Microwave Access

Appendix Wholesale Product Roadmap 27 April 2007 Telecom proposal Note: this version has been updated from the version distributed on 24 April 2007 Exhibit 1.3

1
Proposal for discussion
Early delivery of new and improved services, such as LLU and UBA
Plan of Intent
(MED Proposal)
Plan of Intent
(Telecom proposal)
Product
Local Loop
Unbundling
(LLU)
• Trial starts in July 2007
• Soft launch in October 2007
• Full launch* in December 2007
• EOI*** by end 2011
• Trials start in October 2007
• Soft launch in January 2008
• Full launch* in March 2008
(although full roll-out may take
longer)
• EOI*** possibly 9-months
earlier
• No early delivery of Naked DSL
(UBA Basic v0.5**) prior to
Standard Terms Determination
Unbundled
Bitstream
Access (UBA)
Basic
• Naked DSL (UBA Basic v0.5**)
available in September 2007 (i.e.
early delivery of regulated
product)
* Available in 5 exchanges
** Sometimes referred to as “UBS minus POTS” (current Unbundled Bitsream Service without a telephone line)
*** Broadband only – No EOI for legacy PSTN
**** Assumes UBA Enhanced requires ADSL2+ and associated Ethernet backhaul, which is our current expectation (to be confirmed in TCF Working Group)
• First available in July 2008
• 35% (estimated) of population
can receive service at launch
• No planned improvement in
coverage over time
UBA
Enhanced****
(Voice capable)
• First available in July 2008
• 35% (estimated) of population
can receive service at launch
• 80% (estimated) of population
can receive service by end 2010
• Not in plan UBA Video • First available in Dec 2009
• 60% (estimated) of population
can receive service by 2010, due
to Telecom’s commitment to
investment in FTTN and backhaul
capacity
• EOI compliant service available
for start of migration in
December 2010
UBA Final –
eventual multi-
service broadband
product
• EOI compliant service available
for start of migration in
December 2011
We believe we can deliver
these improved in-market
outcomes under our proposal
because:
• Less aggressive timeframes
for full EOI on broadband
products, and confidence the
required equivalence
enhancement for legacy
products will be resource
light, allow us to divert more
resources to these outcomes
and to be willing to risk re-
work temporary, fast-to-
market, products like UBS-
minus POTs (Naked DSL)
• Less complex governance
and trading arrangements,
e.g. in our shared services
unit, assist the above
• UBA enhanced and video
products require substantial
further investment by
Telecom, particularly around
ADSL2+ and Ethernet
backhaul rollout and FTTN, to
allow broad geographic reach
and population coverage.
Our proposal commits these
investments up front while
we believe we have limited
incentive to make these
investments under the MED
model

2
Proposal for discussion
Early delivery of new and improved services –
other key products
• First available in mid-late 2008 High Speed
Network Services
(HSNS)
• First available as EOO service in
August 2007
• No commercial offer or launch date
heavily delayed
L2 National
Backhaul
• Fixed Backhaul (ability to purchase
incremental, dedicated national
backhaul) first available as EOO in
December 2007 (for UBS and UBA)
• Any Netco investment in FTTN
would strand customers’ DSLAMs in
exchanges
• Where FTTN strands LLU, the only
alternative is UBS, which limits
access and service differentiation
options
• This issue is not addressed under
existing legislation or the MED
proposal other than sub-loop
unbundling, which has challenging
economics as per the following
pages
“Unbundled
DSL Ports”
(UDP)
• Telecom will work with the industry
to develop an “Unbundled ports”
service and roll-out policy that
access investment options and
provides alternative means of
offering differentiated services
* EOI not applicable for 3
rd
Party Backhaul
“Unbundled DSL Ports” outlined in pages 15-17
Plan of Intent under MED Proposal Plan of Intent under Telecom proposal Product

3
Proposal for discussion
Unbundled DSL Ports
2012
LLU – Co-Location
LLU – Local Backhaul
LLU – Access
Comments 2011 2010 2009 2008 2007 Product Name
V1.0
T1
Dec* V2.0
EOI
Dec
V1.0
T1
Dec* V2.0
EOI
Dec
V1.0
T1
Dec* V2.0
EOI
Dec
T1 = Type 1 EOO; T2 = Type 2 EOO; RR = Regulated Resale
* Geographically constrained; (#) To support UBA Enhanced only
(Com) = Commercial; (Reg) = Regulated
Netco Product Plan of Intent
To be developed
Product Release RFS Migration Complete Migration Commences Sales Stop
Note: The timing of grandfathering and migration of these and other services on the Plan of Intent is subject to change due to market demand – these dates may, therefore, change in consultation with the industry

4
Proposal for discussion
2010
WBS (RR)
UBA Final
UBA Video* (Cltd)
UBA Video* (Nkd)
UBA Enhanced* (Cltd)
UBA Enhanced* (Nkd)
2013
UBS
UBA Basic (Cltd)
UBA Basic (Nkd)
Comments 2012 2011 2009 2008 2007 Product Name
* Geographically constrained
T1 = Type 1 EOO; T2 = Type 2 EOO; RR = Regulated Resale
(Nkd) = Naked; (Cltd) = Clothed (incl. PSTN)
(Com) = Commercial; (Reg) = Regulated
Fast, affordable Broadband
Wholesale Product Plan of Intent
Product Release RFS Migration Complete Migration Commences Sales Stop
Sep
Jun
Jun
V1.0
T2
Jul V1.0
T2
V1.0
T2
Jul
Dec V1.0
T2
Dec Dec
TBC
Subject to market
demand
Subject to market
demand
T1
RR
Dec
Dec
Subject to Standard
Terms Determination
V1.0
TBC
V2 = Ethernet handover
available
Dec
Dec
Dec
Dec
Dec
Dec
V2.0
EOI
Dec
Dec
V0.5
T1
V1.0
T2
V1.0
T2
Dec
Dec
V2.0
T1
Jul
Approach to be
confirmed
Dependent on
downstream regulation
Note: The timing of grandfathering and migration of these and other services on the Plan of Intent is subject to change due to market demand – these dates may, therefore, change in consultation with the industry

5
Proposal for discussion
Handover ATM – UBS
Handover Ethernet - UNS
Handover Ethernet – UBA
Handover Ethernet – HSNS
Handover Ethernet UBS
Handover ATM – UNS
Handover ATM – UPC
2012
L2 Nat’l Transport Fixed
UBR (Nat’l Backhaul) (#)
Comments 2011 2010 2009 2008 2007 Product Name
T1
V1.0
V1.0
T1
Dec
Dec
Aug
Jun
V1.0
T1
V1.0
T1
Jul
T1
V1.0
T1
V1.0
T1 = Type 1 EOO; T2 = Type 2 EOO; RR = Regulated Resale
* Geographically constrained; (#) To support UBS only
(Com) = Commercial; (Reg) = Regulated
Fast, affordable Broadband (contd)
Wholesale Product Plan of Intent
Jul
V1.0
T1
V1.0
T1
V2.0
EOI
Dec
Product Release RFS Migration Complete Migration Commences Sales Stop
V1.0
T1
TBC
TBC
Grandfathered with UBS
TBC
Jul
Note: The timing of grandfathering and migration of these and other services on the Plan of Intent is subject to change due to market demand – these dates may, therefore, change in consultation with the industry
Note: Handover Ethernet timings differ as build requirements differ by product

6
Proposal for discussion
UNS ATM (Com)
ATM
Frame Relay
HSDDS
UPC (Com)
L2 Nat’l Transport Ethernet
(Com)
2012
HSNS (Com)
UNS Ethernet (Com)
One Office Family (resale)
Comments 2011 2010 2009 2008 2007 Product Name
Product Release RFS Migration Complete Migration Commences Sales Stop
Jun
V1.0
T1
Aug
Migration complete date
determined by Telecom
Retail, and mirrored in
Wholesale
RR
V1.0
T1
V1.0
Mar
V2.0
T2
Mar
V2.0
T2
V1.0
T1
Aug
V1.0
Com
V3.0
EOI
V3.0
EOI
Dec
Dec
Dec
T1 = Type 1 EOO; T2 = Type 2 EOO; RR = Regulated Resale
(Com) = Commercial; (Reg) = Regulated
Jun
Jun
Reliable, business-grade Data
Wholesale Product Plan of Intent
RR
RR
RR
TBC
TBC
TBC
TBC
V1.0
T1
Jul
V2.0
EOI
Jul Jul
Dec
TBC
Dependent on
downstream regulation
Note: The timing of grandfathering and migration of these and other services on the Plan of Intent is subject to change due to market demand – these dates may, therefore, change in consultation with the industry

7
Proposal for discussion
VoIP Interconnect (SIP) (Com)
VoIP Trunking (PBX Gateway)
2012
PSTN – Calls (Other)
(Switchless resale)
Centrex
ISDN BRA/ PRA Access & Calls
(Local)
Enhanced Calling Services
(0800/0900)
Smart phone services
Messaging services
PSTN – Access & Calls (Local)*
Comments 2011 2010 2009 2008 2007 Product Name
RR
RR
RR
RR
Com
RR
RR
No change for Equivalent
service delivery in plan
Jan
Dec
Dec
Dec
Dec
Dec
V1.0
RR
Dec Dec
Dec
V1.0
Functionality continues to
exist to meet other service
reqts eg. Mobile
Linked to ISDN Grandfather
Oct Dec
To add:
Other calling types to be investigated (e.g. 070, Toll bypass, PNS)
T1 = Type 1 EOO; T2 = Type 2 EOO; RR = Regulated Resale
(Com) = Commercial; (Reg) = Regulated
Choices for Voice and Convergence
Wholesale Product Plan of Intent
TBD
Product Release RFS Migration Complete Migration Commences Sales Stop
No change for Equivalent
service delivery in plan
* We are open to resource-light approaches to strengthen equivalence beyond current Wholesale Charter EOO model
Note: The timing of grandfathering and migration of these and other services on the Plan of Intent is subject to change due to market demand – these dates may, therefore, change in consultation with the industry